Shareholder: *00000000* Card Owner: SAMPLE ADD 1	Mr Mrs SAMPLE ADD 1 ADD 2

Admission card

for the Extraordinary General Meeting of WISeKey International Holding Ltd

Thursday, April 27, 2023, 2:00 p.m. CEST, SIX ConventionPoint, Pfingstweidstrasse 110, 8005 Zürich, Admittance: 01:30 p.m. CEST

*000000*	*00*
card number	number of votes

Authorization

I will not attend the Extraordinary General Meeting and hereby authorize that my shares are represented at the Extraordinary General Meeting and the voting rights attached to my shares are exercised by:

☐	the Independent Proxy, Anwaltskanzlei Keller AG, Splügenstrasse 8, CH-8002 Zürich, Switzerland.

☐	a third party representative.

To authorize the third party, you are asked to fill in the voting instructions (see overleaf), to sign the document and to hand it over to such third party.

Name / First name: __________________________________________________________

Address:                 __________________________________________________________

If you return a signed admission card without marking any of the boxes, you authorize the Independent Proxy to exercise your voting rights in favor of the proposals of the Board of Directors for all agenda items as well as any modified agenda items, proposals or other matters on which voting is permissible under Swiss law and which are properly presented at the Extraordinary General Meeting.

Please send this admission card to Computershare Switzerland Ltd, WISeKey International Holding Ltd, Postfach, 4601 Olten, Switzerland. The completed card must be received no later than on April 24, 2023.

Date: __________________________   Signature: __________________________

WISeKey International Holding Ltd, General-Guisan-Strasse 6, 6300 Zug, Switzerland

T +41 (0) 22 594 30 00, F +41 (0) 22 22 594 30 01

Voting Instructions to the Independent Proxy

Agenda items as listed in the invitation to the Extraordinary General Meeting

	In favor	Against	Abstention
Item 1
Distribution of an Extraordinary Dividend in Kind in the Form of Shares in SEALSQ	☐	☐	☐

Item 2
Release of Capital Contribution Reserves to Other General Reserves in an Amount Equal to the Difference Between the Market Value and the Book Value of the Special Dividend	☐	☐	☐

Item 3
Amendment to the Articles of Association	☐	☐	☐

The Board of Directors recommends a vote in favor of all agenda items and proposals listed above.

With regard to any modified agenda items, proposals or other matters for which voting is permissible under Swiss law and which are properly presented at the Extraordinary General Meeting, I hereby authorize the Independent Proxy to proceed as follows:

☐	to vote in favor of any proposal of the Board of Directors

☐	to vote against any proposal

☐	to abstain

Please mark the appropriate box and make sure, that you have signed this form on the reverse page.